May 31, 2019

Matt Bronfman
Chief Executive Officer
Jamestown Atlanta Invest 1, LLC
675 Ponce de Leon Avenue, NE
7th Floor
Atlanta, GA 30308

       Re: Jamestown Atlanta Invest 1, LLC
           Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted May 15, 2019
           CIK No. 0001751158

Dear Mr. Bronfman:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Confidential Draft Submission

Cover Page

1. We note your response to comment 1 of our letter and reissue our comment in part. Please revise your cover page, and elsewhere as appropriate, to clarify when your offering will terminate.
2. We note your response to comment 2 of our letter. Please revise footnote 3 to the table to state, if true, that the issuer will not directly or indirectly reimburse the Manager for the payment of selling commissions. In this regard, we note that the company is "not obligated" to reimburse the Manager for organization and offering costs, however, we also note that you plan to reimburse your Manager for operating expenses, including out-of-
       pocket expenses paid to third parties that provide services to you. We also note that you
 Matt Bronfman
FirstName LastNameMatt 1, LLC
Jamestown Atlanta Invest Bronfman
Comapany NameJamestown Atlanta Invest 1, LLC
May 31, 2019
May 31, 2019 Page 2
Page 2
FirstName LastName
         will pay your Manager a quarterly Fund Administration Fee equal to .6% per annum, which will be based on your net offering proceeds until the end of the first complete fiscal quarter after you break escrow. Since the commission your manager will pay to North Capital Private Securities also equals .6%, it may appear that you are indirectly reimbursing your manager for the amount to be paid to NCPS. Please advise.
Management Compensation, page 4

3. We note that you have filed a form of sub-advisory agreement. Please disclose the amounts to be paid to your sub-advisor. If such amounts are to be paid solely from fees paid to the manager, please clarify this in the compensation table. Quarterly Share Price Adjustments, page 9

4. If an individual subscribes to purchase your shares prior to the date that you establish your next NAV, but the subscription agreement is not accepted until after that date, the investor will pay the new price. You also state, on page 106, that following the date on which the minimum offering amount has been achieved, subscriptions will be binding upon investors and will be accepted or rejected within 30 days of receipt by you. Please revise to explain how investors will know the price at the time of sale. Offering Summary
Quarterly Redemption Plan, page 10

5. We note your response to comment 8. You state that the redeeming investor will be informed of the third-party costs during the redemption process. Please confirm that the redeeming investor will be informed of such costs before expiration of the withdrawal period. Please also revise to state if all third-party costs will be applied to everyone on an equal basis.
Risk Factors
Our operating agreement will provide that courts located...
Our operating agreement requires that each shareholder waive..., page 24

6. We note your response to comment 3 of our letter. We note that the exclusive forum provision and waiver of jury trial applies to claims brought under the federal securities laws. Please revise your offering circular to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Please also ensure that the governing documents clearly state this.
 Matt Bronfman
Jamestown Atlanta Invest 1, LLC
May 31, 2019
Page 3
Description of our Common Shares, page 69

7. Please revise this section to describe provisions in your governing documents that have the effect of limiting shareholder rights, such as the exclusive forum and jury trial waiver provisions contained in your Amended and Restated Limited Liability
Company
       Agreement.
Solicitation of Interest Materials, page III-1

8. Your solicitation of interest materials provide that "if an indication of interest is provided, it may be withdrawn or revoked, without obligation or commitment of any kind prior to being accepted following the qualification of effectiveness of the applicable offering document" and that you will not accept any consideration sent "without such potential investor having been provided the applicable offering document." Please ensure your communications comply with Rule 255 and clearly state that no money or other consideration is being solicited, and if sent in response, "will not be accepted." No part of the purchase price can be received until the offering statement is qualified.
Subscription Agreement, page III-1

9. Remove reference to an investor having read, reviewed and understood the risk factors, or other material, in the Offering Circular.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Kim McManus at 202-551-3215 with any other questions.



                                                               Sincerely,

FirstName LastNameMatt Bronfman                                Division of
Corporation Finance
                                                               Office of Real
Estate and
Comapany NameJamestown Atlanta Invest 1, LLC
                                                               Commodities
May 31, 2019 Page 3
cc:       C. Spencer Johnson III, Esq.
FirstName LastName